July 10, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement of

Prudential Financial Services Fund, a series of Prudential Sector Funds, Inc.

(Investment Company Act File. No. 811-03175)

Dear Ms. Hinke:

On behalf Prudential Sector Funds, Inc. (the “Registrant”), this letter is intended to respond to the comments that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) conveyed by telephone to Diana Huffman on July 6, 2017. Such comments relate to the Registrant’s preliminary proxy statement (the “Preliminary Proxy Statement”), which was filed with the Commission on June 28, 2017 on behalf of the Prudential Financial Services Fund (the “Fund”) in accordance with Rule 14a-6(a) under the Securities and Exchange Act of 1934. The Preliminary Proxy Statement was filed in connection with a special meeting of the shareholders of the Fund. The shareholder meetings will be held on October 2, 2017, subject to any adjournments thereof. Any changes made in response to the Staff’s comments will be reflected in the definitive proxy materials (the “Definitive Proxy Statement”) to be filed on or about July 10, 2017. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Preliminary Proxy Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment

Please respond to all comments in writing, addressed to Kathryn Hinke and filed on EDGAR.

Response

We have responded to all comments in writing, addressed to Kathryn Hinke and filed as a correspondence filing on EDGAR.

2.	Comment

The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response

We hereby confirm our understanding, as described above.

3.	Comment

Please complete and update all blanks and bracketed items which appear in the Preliminary Proxy Statement.

Response

The requested changes have been made.

4.	Comment

Please update all data as of the most recent dates available.

Response

The requested change has been made.

Notice of a Special Meeting of Shareholders

5.	Comment

In the second paragraph after the Proposals, please confirm whether the following statement is accurate as written and, if not, please revise to clarify: “Even if you expect to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided for that purpose.”

Response

The above-referenced disclosure has been revised as requested.

PROXY STATEMENT

6.	Comment

In the last sentence of the final paragraph on the first page of the Proxy Statement, per Item 23 please give instructions of how each shareholder can request delivery of a single copy if he/she currently receives multiple copies.

Response

The Registrant respectfully submits that the current disclosure is adequate as it currently states that: “A single proxy statement will be delivered to multiple shareholders having the same last name and address, unless you instruct us or your broker otherwise. If each Fund shareholder in your household would like to receive a copy of the Fund's proxy statement, please call us toll free at (800) 431-9642.”

Introduction—Fund Background and Management

7.	Comment

Please update the March 31st information if more recent information is available.

Response

The requested change has been made.

Introduction—Terms of the Investment Management Agreement

8.	Comment

In the final paragraph, please provide all information needed regarding compensation of the affiliated distributor, as required by Item 22(c)(14) of Schedule 14A.

Response

The requested change has been made.

Introduction—Reasons for the Meeting

9.	Comment

In addition to the factors considered by the Board regarding the potential benefits of the repositioning, please also discuss any potential drawbacks of the repositioning for the repositioned Fund.

Response

The requested change has been made.

10.	Comment

The third bullet states that the “Repositioning the Fund responds to investor demand for products using a domestic financial services strategy”. Please supplementally clarify what this statement means.

Response

In our review of recent industry net flows, financial services funds with a domestic focus have stronger flows than financial services funds with a global focus.

11.	Comment

The penultimate paragraph of the section mentions an investment benchmark change. Please consider disclosing the benchmark change in the table above comparing the current fund and the repositioned fund.

Response

The requested change has been made.

PROPOSAL No. 1

12.	Comment

The first paragraph references the new subadvisory agreement. Please confirm supplementally that all material differences between the current and proposed subadvisory agreements are disclosed in the Proxy Statement, per Item 22(c)(8) of Schedule 14A.

Response

The Registrant hereby confirms that all material differences between the current and proposed subadvisory agreements are disclosed in the Proxy Statement.

Comparative Fee and Expense Information

13.	Comment
(a)	Per Item 22(a)(3)(iv) of Schedule 14A, provide a table of current and pro forma fees consistent with the requirement in Form N-1A.
(b)	Please explain supplementally where the subadvisory fee decrease came from.

Response

(a)	The requested change has been made.
(b)	The decrease in subadvisory fees charged by the New Subadviser is a result of the shift from a focus on global financial services investments, to a focus on domestic financial services investments.

14.	Comment

Please convert the table comparing the current and new subadvisers to a side-by-side format rather than one above the other.

Response

The requested change has been made.

Considerations and Recommendation

15.	Comment

Please disclosure any considerations about potential adverse outcomes of the proposal.

Response

The requested change has been made.

16.	Comment

The first bullet in this section has information as of March 31st; please update to the most recent date available.

Response

The requested change has been made.

Substantially Similar Funds or Portfolios Advised by the New Subadviser

17.	Comment

Please replace the term “mandate” with “strategy” to be consistent with the term used throughout the Proxy Statement.

Response

The requested change has been made.

Fee Rates

18.	Comment

The second paragraph discloses the change in the subadvisory fee rate. Please make plainly and prominently clear that shareholders are not receiving a piece of this fee reduction.

Response

The requested change has been made.

Implementation

19.	Comment

In the fourth paragraph below the fourth bullet, please insert a space between “to” and “15%”.

Response

The requested change has been made.

VOTING INFORMATION

20.	Comment

In the last sentence of the fourth paragraph, please replace “proposal” with “Proposals”.

Response

The requested change has been made.

21.	Comment

Consider revising the second sentence of the fifth paragraph to match the final sentence of the fourth paragraph.

Response

The requested change has been made.

22.	Comment

In the last sentence of the eighth paragraph, please add quotation marks around “AGAINST” to be consistent.

Response

The requested change has been made.

23.	Comment

Please be sure that any outstanding voting information is completed as of the record date and for each class.

Response

The requested change has been made.

Solicitation of Voting Instructions

24.	Comment

Please disclose any material information about the contract with D.F. King & Co, Inc., including the anticipated cost of proxy solicitation and who is paying the cost.

Response

The requested change has been made.

ADDITIONAL INFORMATION

25.	Comment

Please consider changing the heading of this section to “beneficial ownership” to make more clear.

Response

The requested change has been made.

26.	Comment

Please describe any arrangement known to the Fund that may result in a change of control.

Response

The Registrant confirms that any arrangement known to the Fund that may result in a change of control will be disclosed in the Proxy Statement.

27.	Comment

Pursuant to Item 5 of Schedule 14A, please describe any material direct or indirect interest in the Fund.

Response

The Proxy Statement notes that “To the knowledge of the Company, the executive officers and Directors of the Company as a group owned less than 1% of the outstanding shares of the Fund as of the Record Date.” The Registrant does not believe that there are any additional items to note in accordance with Item 5.

EXHIBIT B

28.	Comment

Please confirm that each principal risk factor has been disclosed for both the current and repositioned Fund.

Response

The Registrant confirms that each principal risk factor has been disclosed for both the current and repositioned Fund.

29.	Comment

Although the risks for the current and repositioned Fund are the same, please consider disclosing the different degree of these risks, such as foreign securities risk.

Response

The Registrant does not believe it would be appropriate to attempt to quantify the degree of risk presented by each risk factor in the current versus repositioned Fund. We hereby confirm that all principal risks are disclosed.

30.	Comment

Confirm supplementally that the Fund will use full set delivery proxy solicitation rather than notice and access.

Response

The Registrant hereby confirms that the Fund will use full set delivery proxy solicitation rather than notice and access.

PROXY CARD

31.	Comment

The first page refers to a Q&A. Please file the Q&A on Edgar.

Response

As discussed with the Staff, the Q&A has been filed with the SEC as Correspondence, and will be filed with the Definitive Proxy Statement.

32.	Comment

Please disclose whether matters are related to or conditioned on the approval of other matters and whether they have been proposed by the Registrant or security holders.

Response

The requested change has been made.

33.	Comment

Please put the first sentence that states the proxy is solicited on behalf of the Board in bold face.

Response

The requested change has been made.

34.	Comment

The last sentence states that if you sign and date the proxy but give no voting instructions, your shares will be voted in favor of each of the Proposals and in the discretion of the proxy holder upon any other matters that properly come before the Meeting or postponement or adjournment of the Meeting. Please supplementally explain how a vote will be treated regarding any other matters that properly come before the Meeting or postponement or adjournment of the Meeting if a person signs and dates the proxy and gives voting instructions about the Proposals.

Response

Under Maryland law and pursuant to Article I, Section 1.10 of the Registrant’s By-Laws, except for the nomination of persons for election to the Board of Directors (which would require additional disclosure to the Registrant not relevant here), the business to be considered by the shareholders at a special meeting may be made “only pursuant to the Corporation’s notice of meeting.” Thus, the Proposals are the only formal business items that may be considered at the Meeting.

If any additional matters were to be raised at the Meeting, the proxy card authorizes to the proxy holder to vote in his or her “discretion” on such matters. That is, the shareholder is authorizing the proxy holder to vote his, her or its shares in whatever manner the proxy holder deems appropriate on any additional proposal or business matter. Proxy cards commonly include language regarding “discretionary” voting. Examples include Microsoft Corp., Caterpillar Inc., Lockheed Martin Corporation and many others.

*       *       *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel